                                                                       Exhibit 3



Randgold & Exploration Company Limited
Reg No 1992/005642/06
Sharecode : RNG
ISIN: ZAE000008819
NASDAQ trading symbol: RANGY


PRELIMINARY REPORT FOR THE YEAR ENDED 31 DECEMBER 2002
RANDGOLD

*  Profit for year increased substantially
*  Share price up by 127% year-on-year
*  Significant increase in value of investment in Randgold Resources
*  Black Economic Empowerment structure for Minrico


CONSOLIDATED INCOME STATEMENT

                                    Reviewed   Audited
                                        year      year
                                       ended     ended
                                      31 Dec    31 Dec
R000                                    2002      2001
------------------------------------------------------
Revenue
Gold sales                           404,064   709,440
Cost and expenses
------------------------------------------------------
Cash operating costs                (116,095) (390,042)
Royalties                            (27,220)  (49,330)
------------------------------------------------------
Total cash costs                    (143,315) (439,372)
------------------------------------------------------
Profit from mining activities        260,749   270,068
Interest received                      2,822    18,924
Interest expense                     (40,139)  (72,343)
Depreciation and amortisation        (42,009)  (66,808)
Exploration and corporate
   expenditure                       (75,182)  (92,532)
Loss on sale of investments           (1,493)  (11,386)
Other                                 27,077   (60,212)
------------------------------------------------------
Profit/(loss) on ordinary activities
   before taxes, equity income and
   minority interest                 131,825   (14,289)
Income and mining taxes                    -    (1,016)
------------------------------------------------------
Profit/(loss) on ordinary activities
   before equity income and minority
   interest                          131,825   (15,305)
Equity income from associates        282,606         -
Minority interest                    (38,594)  (54,747)
------------------------------------------------------
Net profit/(loss) for the period     375,837   (70,052)
------------------------------------------------------
Ordinary shares in issue (000s)       43,696    41,702
Earnings/(loss) per share (cents)        873      (168)
Headline earnings/(loss) per share
   (cents)                               873      (168)
Fully diluted earnings/(loss)
   per share (cents)                     865      (168)
------------------------------------------------------

CONSOLIDATED BALANCE SHEET

                                      Reviewed   Audited
                                            at        at
                                        31 Dec    31 Dec
R000                                      2002      2001
--------------------------------------------------------
ASSETS
Current assets
Cash and equivalents*                   21,279   142,535
Receivables                              3,859   202,452
Inventories                                  -   116,721
--------------------------------------------------------
Total current assets                    25,138   461,708
--------------------------------------------------------
Property, plant, equipment and
   other long-term assets               14,713   980,190
Investments in associate               495,673         -
Investments                            148,167   105,482
--------------------------------------------------------
Total assets                           683,691 1,547,380
--------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued
   liabilities                          89,323   385,457
Bank overdraft                               -    20,463
--------------------------------------------------------
Total current liabilities               89,323   405,920
--------------------------------------------------------
Long-term liabilities
Provision for post retirement benefits  53,077    53,077
Long-term loans                              -   684,621
Provision for rehabilitation                 -    51,993
Loans from outside shareholders              -   259,044
Liabilities on financial instruments         -    29,375
--------------------------------------------------------
Total long-term liabilities             53,077 1,078,110
--------------------------------------------------------
Total liabilities                      142,400 1,484,030
--------------------------------------------------------
Shareholders' equity
Share capital                              437       417
Share premium                          292,929   271,576
Other reserves                         659,671   679,662
Accumulated losses                    (411,746) (787,583)
--------------------------------------------------------
Total shareholders' equity             541,291   164,072
Minority interest                            -  (100,722)
--------------------------------------------------------
Total liabilities and equity           683,691 1,547,380
--------------------------------------------------------

* Included in cash and equivalents at 31 December 2001 was R53.6 million relating to a debt service reserve account, held in escrow for partial repayment of the Morila project loan.

CONSOLIDATED CASH FLOW STATEMENT

                                      Reviewed   Audited
                                          year      year
                                         ended     ended
                                        31 Dec    31 Dec
R000                                      2002      2001
--------------------------------------------------------
Net cash provided by operations         38,950   319,055
Net cash utilised in investing
   activities                          (49,282) (144,302)
Net cash utilised in financing
   activities                          (90,461) (524,597)
--------------------------------------------------------
Net decrease in cash and cash
   equivalents                        (100,793) (349,844)
Cash and cash equivalents at
   beginning of period                 122,072   471,916
--------------------------------------------------------
Cash and cash equivalents at end
   of period                            21,279   122,072
--------------------------------------------------------



MOVEMENT IN SHAREHOLDERS' EQUITY

                                      Reviewed   Audited
                                          year      year
                                         ended     ended
                                        31 Dec    31 Dec
R000                                      2002      2001
--------------------------------------------------------
Balance at beginning of period         164,072    26,295
Change in accounting policy                  -    13,599
--------------------------------------------------------
Restated balance at beginning of
   period                              164,072    39,894
Share options exercised                 21,373     1,584
Other reserves                         (19,991)  192,646
Net profit/(loss) for the period       375,837   (70,052)
--------------------------------------------------------
Closing balance                        541,291   164,072
--------------------------------------------------------

NET ASSET VALUE

     Net Asset Value for Randgold & Exploration Company Limited (Unaudited)

                                                      Market
                                 Price                 value
                                   per                31 Dec
                        Units    share   Percent        2002
DESCRIPTION              held        R      held        R000
------------------------------------------------------------
Listed investments
Durban Roodepoort
   Deep, Limited    3,500,000    32.80      2.0%     114,800
Western Areas
   Limited            179,891    44.00      0.2%       7,915
JCI Gold Limited   36,916,300     0.57      2.1%      21,042
JCI Debentures      2,565,600     1.04      1.3%       2,668
Kelgran Limited     2,321,115     0.75      2.7%       1,741
Randgold Resources
   Limited         13,312,480   125.53     48.2%   1,671,166
------------------------------------------------------------
                                                   1,819,332
Other assets                                          78,745
Liabilities                                         (142,400)
------------------------------------------------------------
Net assets                                         1,755,677
------------------------------------------------------------
Shares in issue (000)                                 43,696
NAV per share (cents)                                  4,018
------------------------------------------------------------


COMMENTS

Randgold & Exploration has through its substantial holding in Randgold Resources Limited and other gold mining ventures continued to deliver value for its investors over the past year. Following the undertaking to address negative structural issues within the Group, the listing of Randgold Resources on Nasdaq in July 2002 has proven to be highly successful. The increased share liquidity, as well as Randgold Resources' threefold increase in profits year on year, have resulted in its share price more than doubling. This impacted positively on Randgold & Exploration's net asset value, which has doubled from 2,036 cents to 4 018 cents over the year. Its share price increased by 127% year-on-year.

The company has also concluded an agreement in terms of which Marothodi Resources Limited, a black empowerment company, will obtain a 26% interest in Minrico Limited, Randgold & Exploration's mineral rights management subsidiary. It is envisaged that Minrico will apply for selected Randgold & Exploration mineral rights under the recently promulgated Minerals and Petroleum Resources Development Act. Both Randgold & Exploration and Marothodi have committed themselves to developing Minrico into a profitable exploration, development and mining company using the extremely successful formula applied to the development of Randgold Resources. Minrico will restrict its activities to the Rand Monetary Region.

On the exploration front the joint ventures with Rio Tinto and SouthernEra for diamonds and that with Pan Palladium for platinum group metals are ongoing. Pan Palladium has recently completed a high resolution aeromagnetic survey over the Aurora Project area, the results of which are encouraging.

During the fourth quarter a joint venture agreement was entered into with Eurasia Mining plc to explore for platinum group metals on Doornbosch 294 KT in the Eastern Bushveld. At present an environmental management programme is being prepared and it is anticipated that diamond drilling will commence within weeks of the prospecting permit being issued.

The terms and conditions of the ABSA loan held by Randgold & Exploration were renegotiated in September 2002. A further R10 million plus outstanding interest of the original R70 million loan have been repaid, leaving an outstanding amount of R30 million, at more favourable rates. The loan, which previously was in place until 31 March 2003, has been extended for a further six months to September 2003. A minimum of R10 million will become compulsorily repayable on 28 March 2003.


FINANCIAL REVIEW

The results for the year ended 31 December 2002 have been prepared in terms of South African Statements of Generally Accepted Accounting Practice, and in accordance with the Group's accounting policies which are consistent with that of the previous year. These results have been reviewed by our auditors, PricewaterhouseCoopers Inc., and a copy of their report is available for inspection at the Company's registered office.

At the time of its listing on Nasdaq in July 2002, Randgold Resources issued 5 million new shares to new shareholders. This resulted in Randgold & Exploration's portion of the total Randgold Resources shareholding reducing from 59% to 48%. From July 2002 Randgold Resources is therefore not consolidated as a subsidiary, but accounted for by the equity method as an associate company. Subsequent to this date profits from Randgold Resources are shown as a single line item in the consolidated income statement.

The consolidated results improved substantially from a net loss of R70.1 million for the year ended 31 December 2001 to a net profit of R375.8 million for the year ended 31 December 2002. Earnings per share for the year were R8.73 compared to a loss of R1.68 per share for the year ending 31 December 2001.

The increase in profitability is primarily the result of exceptionally high grades mined during the September and December quarters at the Morila Mine in Mali, in which Randgold Resources holds a 40% interest. Profits were further enhanced by the elimination of operating losses from the Syama mine, placed on care and maintenance one year ago, as well as a reduction in financing cost due to substantially lower debt levels in the group.

Morila produced 1,052,816 ounces of gold for the year (year to 31 December 2001 : 631,650 ounces), at a total cash cost of US$74 per ounce (year to 31 December 2001 : US$103 per ounce). This achievement ranks Morila, on an annual production basis, among the largest as well as the highest margin producers worldwide.

Randgold Resources is currently reviewing a number of proposals received from companies seeking to acquire its shareholding in the Syama mine. The Syama mine is continuing to incur costs related to care and maintenance, as well as rehabilitation work.

A segmental analysis of the net profit for the year is set out in a table below. Shareholders are also referred to the announcement published today by Randgold Resources for a more detailed review of results.

SEGMENTAL ANALYSIS OF THE NET PROFIT/(LOSS)

                                          Corporate,   Corporate,
                                            explor-     explor-
                                             ation       ation
                                              and        and
                               Group's       other:     other:
                              40% share    non-South    South
                     Syama    of Morila     African    African
                     mine*        mine       oper-      oper-
R000                 (Mali)      (Mali)      ations     ations     Total
--------------------------------------------------------------------------
YEAR ENDED
31 DECEMBER 2002

a. On an equity accounted basis
--------------------------------------------------------------------------
Gold sales                -    404,064           -           -    404,064
Total cash cost           -   (143,315)          -               (143,315)
--------------------------------------------------------------------------
Cash profit/(loss)        -    260,749           -           -    260,749
Interest                  -    (12,422)    (10,355)    (17,362)   (40,139)
Depreciation              -    (33,280)     (8,667)        (61)   (42,009)
Loss on sale
  of investment           -          -           -      (1,493)    (1,493)
Exploration and
  corporate
  expenditure             -     (2,095)    (61,026)    (12,061)   (75,182)
Other               (27,436)   (11,648)      1,775      67,207     29,899
--------------------------------------------------------------------------
Profit/
  (loss)
  before tax,
  equity
  income and
  minority
  interest          (27,436)   201,304     (78,273)     36,230    131,825
Equity income
  from
  associate         (13,421)   341,938     (45,911)          -    282,606
Tax and
  minority
  interest           11,323    (83,048)     33,131           -    (38,594)
--------------------------------------------------------------------------
Net profit/
  loss)             (29,534)   460,194     (91,053)     36,230    375,837
--------------------------------------------------------------------------

b. On a fully consolidated basis **
--------------------------------------------------------------------------
Gold sales                -  1,369,476           -          -   1,369,476
Total cash cost           -   (326,475)          -          -    (326,475)
--------------------------------------------------------------------------
Cash profit/
  (loss)                  -  1,043,001           -          -   1,043,001
Interest                  -    (24,706)    (14,345)   (17,362)    (56,413)
Depreciation              -    (74,687)    (17,342)       (61)    (92,090)
Loss on sale
  of investment           -          -           -     (1,493)     (1,493)
Exploration and
  corporate
  expenditure             -     (5,928)   (165,064)   (12,061)   (183,053)
Other               (59,628)    (8,581)      8,408     67,207       7,406
--------------------------------------------------------------------------
Profit/(loss)
  before tax,
  and minority
  interest          (59,628)   929,099    (188,343)    36,230     717,358
Tax and
  minority
  interest           30,094   (468,905)     97,290          -    (341,521)
--------------------------------------------------------------------------
Net profit/
  (loss)            (29,534)   460,194     (91,053)    36,230     375,837
--------------------------------------------------------------------------
**If Randgold Resources would have been consolidated for the whole year.

YEAR ENDED
31 DECEMBER 2001
--------------------------------------------------------------------------
Gold sales          140,979    568,461           -          -     709,440
Total cash
  cost             (221,359)  (218,013)          -          -    (439,372)
------------------------------------------------------------------------
Cash profit/
  (loss)            (80,380)   350,448           -          -     270,068
Interest             (8,571)   (19,343)     (6,635)   (37,794)    (72,343)
Depreciation              -    (62,783)     (2,598)    (1,427)    (66,808)
Loss on sale
  of investment           -          -           -    (11,386)    (11,386)
Exploration
  and corporate
  expenditure             -        601     (82,700)   (10,433)    (92,532)
Other                34,522     (3,799)     27,330    (99,341)    (41,288)
--------------------------------------------------------------------------
Profit/(loss)
  before tax
  and minority
  interest          (54,429)   265,124     (64,603)  (160,381)    (14,289)
Tax and
  minority
  interest           20,207   (103,375)     27,405          -     (55,763)
--------------------------------------------------------------------------
Net profit/
  (loss)            (34,222)   161,749     (37,198)  (160,381)    (70,052)
--------------------------------------------------------------------------
* Discontinued operation

PROSPECTS

Randgold & Exploration will continue its active support of Randgold Resources as an independent, international, return-driven resource company with a gold focus.

It is also committed to the development of Minrico into a sustainable New South African resource company in the same way as it successfully sponsored the emergence of successful companies such as Harmony and Durban Roodepoort Deep.

Options to broaden the empowerment initiative to the Randgold & Exploration level will be explored as part of the ongoing group restructuring initiatives.


R A R Kebble

Johannesburg
Chairman

Registered office :
5 Press Avenue, Selby, 2025, Johannesburg, PO Box 82291,
Southdale, 2135, Republic of South Africa,
Telephone +27(11) 309-6000, Telefax: +27(11) 837-2396,
e-mail : haddond@randgold.co.za

Share transfer secretaries :
Computershare Services Limited, 70 Marshall Street,
Johannesburg, 2001, P.O Box 62391, Marshalltown, 2107,
Republic of South Africa,
Telephone : 27(11) 370-7700, Telefax +27(11) 836-0792

Depository bank :
American Depository Receipts, The Bank of New York,
Shareholder Relations Department, 101 Barclay Street,
New York, NY 10286,
Telephone: 1 (800) 524-4458

Investor and media relations :
For further information contact Kathy du Plessis on Telephone +27(11) 728-4701, Telefax +27(11) 728-2547,
e-mail : randgold@dpapr.com

Website : www.randgold.co.za
          ------------------



DISCLAIMER:
Certain of the statements in this document are forward-looking in nature and are based on certain assumptions which involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future. Randgold & Exploration undertakes no obligation to update any forward-looking statements. Mining and exploration by its very nature, is a risky business and one in which the producers have little influence over the price of their product. Consequently investors should be mindful of the inherent risks associated with all mineral development projects.